EXHIBIT 8.0

List of Subsidiaries

Name	Jurisdiction	Business	% of Ownership
Durum Energy (New Zealand) Limited	New Zealand	Oil and gas exploration	100%
Durum (Australia) Pty. Ltd.	Australia	Oil and gas exploration	100%
Durum Energy (PNG) Limited	Papua New Guinea	Oil and gas exploration	100%